Liquid Media to Present at H.C. Wainwright Virtual 22nd Annual Global Investment Conference on September 16, 2020

Vancouver, BC – September 15, 2020 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce that Chairman Joshua Jackson and CFO Daniel Cruz are scheduled to present at the H.C. Wainwright 22nd Annual Global Investment Conference, which is being held virtually September 14-16, 2020.

Jackson and Cruz will make their presentation on Wednesday, September 16, 2020 at 9:00 am (EDT), providing a corporate overview regarding Liquid’s ongoing progress to empower storytellers across multiple channels, platforms and revenue streams, and help filmmakers gain complete control to monetize and self-distribute content directly to their audiences.

Liquid encourages investors who are interested in booking a one-on-one meeting to reach out to the company directly via pg@liquidmediagroup.co.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a portfolio of content intellectual property (IP) spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.

Liquid Media’s leadership team includes Chairman Joshua Jackson (actor / producer, television and film), Chief Financial Officer Daniel Cruz (previously of Canaccord Financial), Managing Director Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties), and Director Nancy Basi (veteran Media + Entertainment expert), alongside Advisory Board members Wilson J. Tang (acclaimed digital entertainment veteran), Andrew Kaplan (capital markets strategist) and Michael Timothy Doyle (veteran interactive entertainment industry production executive). Each brings decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.